NEVSUN RESOURCES LTD.

Condensed Consolidated Interim Financial Statements Three and nine months ended September 30, 2014 and 2013 (Expressed in thousands of United States dollars)

Unaudited – Prepared by Management

NEVSUN RESOURCES LTD.
Condensed Consolidated Interim Balance Sheets
Unaudited
(Expressed in thousands of United States dollars)

	Note	September 30, 2014	December 31, 2013

Assets

Current assets
Cash and cash equivalents	8	$380,170	$302,724
Accounts receivable and prepaids	6	75,505	57,180
Inventories	2	73,800	61,024
Due from non-controlling interest		49,114	46,691
		578,589	467,619

Non-current assets
Due from non-controlling interest		8,667	36,503
Loan receivable		1,166	2,573
Long-term inventories	2	14,047	6,841
Mineral properties, plant and equipment	3	362,338	357,324
Total assets		$964,807	$870,860

Liabilities and equity

Current liabilities
Accounts payable and accrued liabilities		$52,643	$30,787
Dividends payable		6,988	13,943
Income taxes payable		-	3,832
		59,631	48,562

Non-current liabilities
Deferred income taxes		47,096	30,188
Provision for mine closure and reclamation		33,713	23,614
Total liabilities		140,440	102,364

Equity
Share capital	4	407,340	405,979
Share-based payments reserve		15,692	14,843
Retained earnings		239,255	187,795
Equity attributable to Nevsun shareholders		662,287	608,617

Non-controlling interest	9	162,080	159,879
Total equity		824,367	768,496
Total liabilities and equity		$964,807	$870,860

Contingencies and subsequent events (note 7)

The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements.

NEVSUN RESOURCES LTD.
Condensed Consolidated Interim Statements of Comprehensive Income
Unaudited
(Expressed in thousands of United States dollars)

		Three months ended September 30,		Nine months ended September 30,
	Note	2014	2013	2014	2013
Revenues	5	$147,943	$25,783	$416,317	$151,698
Cost of sales
Operating expenses		(53,005)	(7,960)	(144,715)	(60,327)
Royalties		(7,092)	(1,283)	(17,871)	(7,750)
Depreciation and depletion		(9,770)	(3,560)	(28,717)	(12,813)
Operating income		78,076	12,980	225,014	70,808

Administrative expenses		(3,379)	(3,959)	(12,525)	(9,960)
Finance income		830	860	2,696	2,505
Finance costs		(270)	(204)	(2,000)	(612)
Income before taxes		75,257	9,677	213,185	62,741

Income taxes		(30,658)	(5,371)	(86,718)	(28,627)
Net income and comprehensive income		$44,599	$4,306	$126,467	$34,114

Net income and comprehensive income attributable to:
Nevsun shareholders		$25,548	$1,170	$71,516	$17,069
Non-controlling interest	9	19,051	3,136	54,951	17,045
		$44,599	$4,306	$126,467	$34,114

Earnings per share attributable to Nevsun shareholders:	4
Basic		$0.13	$0.01	$0.36	$0.09
Diluted		$0.13	$0.00	$0.36	$0.08

The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements.

NEVSUN RESOURCES LTD.
Condensed Consolidated Interim Statements of Cash Flows
Unaudited
(Expressed in thousands of United States dollars)

		Three months ended September 30,		Nine months ended September 30,
	Note	2014	2013	2014	2013
Cash provided by (used in)
Operating
Net income		$44,599	$4,306	$126,467	$34,114
Items not involving the use of cash
Provision for inventory obsolescence		2,460	1,538	2,460	1,538
Depreciation and depletion		9,717	3,579	28,749	12,854
Income taxes		30,658	5,371	86,718	28,627
Share-based payments and stock appreciation rights	4	1,165	796	4,647	2,019
Interest income on due from non-controlling interest		(714)	(862)	(2,018)	(2,316)
Other		(52)	99	(137)	471

		87,833	14,827	246,886	77,307
Changes in
Accounts receivable and prepaids		(6,529)	(2,262)	(21,534)	11,778
Inventories		(8,194)	10,998	(17,894)	(940)
Accounts payable and accrued liabilities		10,741	8,095	21,219	9,685

Cash generated from operating activities		83,851	31,658	228,677	97,830
Income taxes paid		(30,000)	-	(73,702)	(56,984)

Net cash provided by operating activities		53,851	31,658	154,975	40,846

Investing
Loan repaid by (to) non-controlling interest		682	(16,750)	17,432	(16,750)
Expenditures on mineral properties, plant and equipment		(13,368)	(49,807)	(38,220)	(86,064)
Pre-commercial production copper sales receipts		1,423	-	19,869	-
Expenditures on exploration and evaluation		(1,274)	(4,175)	(4,507)	(13,813)
Loan to supplier		-	-	(2,200)	(7,000)

Net cash used in investing activities		(12,537)	(70,732)	(7,626)	(123,627)

Financing
Dividends paid to Nevsun shareholders		(6,862)	(13,931)	(27,782)	(23,880)
Distributions to non-controlling interest		(24,000)	-	(52,750)	-
Receipt of purchase price settlement from non-controlling interest, including interest		10,000	-	10,000	-
Issuance of common shares, net of issue costs		473	388	629	468

Net cash used in financing activities		(20,389)	(13,543)	(69,903)	(23,412)
Increase (decrease) in cash and cash equivalents		20,925	(52,617)	77,446	(106,193)
Cash and cash equivalents, beginning of period		359,245	342,828	302,724	396,404
Cash and cash equivalents, end of period		$380,170	$290,211	$380,170	$290,211
Non-cash investing and financing transactions
Closure and reclamation increase in mineral properties, plant and equipment		$7,438	$3,934	$9,280	$3,934
Depreciation added to inventory		$1,109	$3,821	$1,046	$3,507

The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements.

NEVSUN RESOURCES LTD.
Condensed Consolidated Interim Statements of Changes in Equity
Unaudited
(Expressed in thousands of United States dollars)

	Number of shares	Share capital	Share-based payments reserve	Retained earnings	Equity attributable to Nevsun shareholders	Non-controlling interest (note 9)	Total equity
December 31, 2012	198,982,815	$404,960	$13,145	$201,698	$619,803	$143,482	$763,285

Exercise of stock options	325,000	468	-	-	468	-	468
Transfer to share capital on exercise of options	-	551	(24)	-	527	-	527
Transfer on forfeiture of vested options	-	-	(426)	426	-	-	-
Return to treasury of fractional shares	(13)	-	-	-	-	-	-
Share-based payments	-	-	2,230	-	2,230	-	2,230
Income for the period	-	-	-	17,069	17,069	17,045	34,114
Dividends declared	-	-	-	(13,931)	(13,931)	-	(13,931)
September 30, 2013	199,307,802	$405,979	$14,925	$205,262	$626,166	$160,527	$786,693
December 31, 2013	199,307,802	$405,979	$14,843	$187,795	$608,617	$159,879	$768,496

Exercise of options	340,000	1,313	-	-	1,313	-	1,313
Transfer to share capital on exercise of options	-	48	(48)	-	-	-	-
Transfer on forfeiture of vested options	-	-	(774)	774	-	-	-
Share-based payments	-	-	1,671	-	1,671	-	1,671
Income for the period	-	-	-	71,516	71,516	54,951	126,467
Dividends declared	-	-	-	(20,830)	(20,830)	-	(20,830)
Distributions to non-controlling interest	-	-	-	-	-	(52,750)	(52,750)
September 30, 2014	199,647,802	$407,340	$15,692	$239,255	$662,287	$162,080	$824,367

The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements.

NEVSUN RESOURCES LTD.
Notes to Condensed Consolidated Interim Financial Statements
Unaudited
(Expressed in thousands of United States dollars, unless otherwise stated)
Three and nine months ended September 30, 2014

1.	Reporting entity and basis of presentation

(a)	Reporting entity

Nevsun Resources Ltd. (the Company) is a company domiciled in Canada. These condensed consolidated interim financial statements of the Company as at and for the three and nine months ended September 30, 2014, include the accounts of the Company and its subsidiaries. The Company is principally engaged in the production and sale of metals from its 60%-owned Bisha Mine in Eritrea.

(b)	Statement of compliance

These interim financial statements have been prepared in accordance with IAS 34Interim Financial Reporting.They do not include all the information required for a complete set of IFRS financial statements. However, selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in the Company’s financial position and performance since the last annual consolidated financial statements as at and for the year ended December 31, 2013.

These interim financial statements were authorized for issue by the Audit Committee of the Company’s Board of Directors on October 29, 2014.

(c)	Significant accounting policies

These interim financial statements follow the same accounting policies and methods of application as our most recent annual consolidated financial statements. Accordingly, they should be read in conjunction with our most recent annual consolidated financial statements.

(d)	Judgments and estimates

In preparing these interim financial statements, management made judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates.

The significant judgments made by management in applying the Company’s accounting policies and the key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements as at and for the year ended December 31, 2013.

NEVSUN RESOURCES LTD.
Notes to Condensed Consolidated Interim Financial Statements
Unaudited
(Expressed in thousands of United States dollars, unless otherwise stated)
Three and nine months ended September 30, 2014

1.	Reporting entity and basis of presentation (continued)

(e)	Changes in accounting standards

In July 2014, the IASB published IFRS 9, Financial Instruments: Recognition and Measurement, which replaces IAS 39, the existing guidance of the same name. IFRS 9 includes revised guidance on the classification and measurement of financial instruments, including a new expected credit loss model for calculating impairment on financial assets, and the new general hedge accounting requirements. It also carries forward the guidance on recognition and derecognition of financial instruments from IAS 9.

IFRS 9 is effective for annual reporting periods beginning on or after January 1, 2018, and is available for early adoption. The Company will evaluate the new standard to determine the impact, if any, it may have on its financial statements.

In May 2014, the IASB issued the final revenue standard, IFRS 15 - Revenue From Contracts With Customers, which will replace IAS 18 - Revenue, among other standards that do not currently affect the Company. The new standard is effective for fiscal years ending on or after December 31, 2017, and is available for early adoption. The standard contains a single model that applies to contracts with customers and two approaches to recognizing revenue: at a point in time or over time. The new standard does not apply to insurance contracts, financial instruments or lease contracts, which fall under the scope of other standards.

The Company intends to adopt IFRS 15 in its financial statements for the annual period beginning January 1, 2017. The Company will evaluate the new standard to determine the impact, if any, it may have on its financial statements.

2.	Inventories

	September 30, 2014	December 31, 2013
Materials and supplies	$50,962	$41,043
Work-in-progress	21,255	13,318
Finished goods – Copper concentrate	15,630	13,504
Total inventory	$87,847	$67,865
Less: non-current portion of ore in stockpiles	(14,047)	(6,841)
Inventory recorded as a current asset	$73,800	$61,024

The non-current portion of ore in stockpiles is not expected to be further processed in the next twelve months and consists of oxide ore, pyrite sand ore and primary ore. Depreciation of $5,612 is included in work-in-progress and finished goods inventories at September 30, 2014 (December 31, 2013 – $4,566).

3.	Mineral properties, plant and equipment

For the nine months ended September 30, 2014, the Company recorded pre-commercial production copper concentrate sales of $9,300, net of provisional pricing adjustments (year ended December 31, 2013 - $112,916). When offset by pre-commercial production operating costs of $4,803 (year ended December 31, 2013 - $61,673), depreciation and amortization of $855 (year ended December 31, 2013 - $8,223), and royalties of $629 (year ended December 31, 2013 - $6,321), the resultant net credit of $3,013 (year ended December 31, 2013 – $36,699) was recorded as an offset against copper phase plant and equipment costs.

As at September 30, 2014, the Company had commitments to purchase property, plant and equipment of $35,623, related primarily to the zinc phase expansion.

NEVSUN RESOURCES LTD.
Notes to Condensed Consolidated Interim Financial Statements
Unaudited
(Expressed in thousands of United States dollars, unless otherwise stated)
Three and nine months ended September 30, 2014

4.	Share capital and reserves

(a)	Stock options

The three month period ended September 30, 2014, included $574 (Q3 2013 - $650) in share-based payment costs related to stock options, of which $561 (Q3 2013 - $590) are presented in administrative expenses and $13 (Q3 2013 – $60) in operating expenses.

The nine month period ended September 30, 2014, included $1,671 (nine months ended September 30, 2013 - $2,230) in share-based payment costs, of which $1,642 (nine months ended September 30, 2013 - $1,895) were presented in administrative expenses and $29 (nine months ended September 30, 2013 – $335) in operating expenses.

	Number of options	Weighted average exercise price (CAD)
Outstanding, December 31, 2013	11,138,500	$3.95
Granted	620,000	3.73
Exercised as stock options	(340,000)	2.00
Forfeited	(465,000)	5.09
Outstanding September 30, 2014	10,953,500	$3.95

The weighted average share price of the Company on the dates options were exercised in the nine months ended September 30, 2014, was CAD $4.17 (nine months ended September 30, 2013 – CAD $3.83). The weighted average exercise price of options exercisable at the end of the period was CAD $4.07 (December 31, 2013 – CAD $3.93).

(b)	Deferred share units

As at September 30, 2014, a liability of $1,270 (December 31, 2013 - $nil) related to all DSUs was recorded in accounts payable and accrued liabilities. During the three and nine months ended September 30, 2014, the Company recorded expense of $359 and $1,270, respectively, (three and nine months ended September 30, 2013 - $nil) in administrative expenses related to all DSUs outstanding.

(c)	Restricted and performance share units

As at September 30, 2014, a liability of $1,166 (December 31, 2013 - $50) related to restricted and performance share units (RSUs and PSUs) was recorded in accounts payable and accrued liabilities. During the three and nine months ended September 30, 2014, the Company recorded expense of $341 and $1,116, respectively, (three and nine months ended September 30, 2013 - $nil) in administrative expenses related to all RSUs and PSUs outstanding.

NEVSUN RESOURCES LTD.
Notes to Condensed Consolidated Interim Financial Statements
Unaudited
(Expressed in thousands of United States dollars, unless otherwise stated)
Three and nine months ended September 30, 2014

4.	Share capital and reserves (continued)

(d)	Earnings per share

The calculation of earnings per share is based on the following data:

	Three months ended September 30,		Nine months ended September 30,
	2014	2013	2014	2013
Net income attributable to Nevsun shareholders	$25,548	$1,170	$71,516	$17,069
Effect of dilutive securities:
Change in stock appreciation rights liability	(3)	(243)	128	(600)
Diluted net income attributable to Nevsun shareholders	$25,545	$927	$71,644	$16,469
Weighted average number of common shares outstanding for the purpose of basic earnings per share (000s)	199,595	199,264	199,408	199,093
Dilutive options and stock appreciation rights	1,447	409	1,239	695
Weighted average number of common shares outstanding for the purpose of diluted earnings per share (000s)	201,042	199,673	200,647	199,788
Earnings per share (in $)
Basic	$0.13	$0.01	$0.36	$0.09
Diluted	$0.13	$0.00	$0.36	$0.08

5.	Revenues

	Three months ended September 30,		Nine months ended September 30,
	2014	2013	2014	2013
Copper concentrate sales	$148,178	$-	$402,493	$-
Copper concentrate by-product sales	14,867	-	46,180	-
Other	-	-	5,467	-
Treatment and refining charges	(15,102)	-	(37,823)	-
Gold doré sales	-	25,783	-	151,698
	$147,943	$25,783	$416,317	$151,698

For the three and nine months ended September 30, 2014, copper concentrate sales are net of provisional and final pricing and physical quantity adjustments of $18,007 and $21,574, respectively, (three and nine months ended September 30, 2013 - $nil). As at September 30, 2014, a 10% change to the underlying metals prices would result in a change in revenue and amounts receivable of $19,559, based on the total quantities of metals in sales contracts for which the provisional pricing periods were not yet closed. Provisional pricing periods are typically one to four months after shipment (see also note 6).

Other revenue consists of high-grade precious metals ore shipped directly to buyers.

6.	Financial Instruments

The fair values of financial assets and financial liabilities approximate their carrying amounts in the consolidated interim balance sheet.

Copper concentrate sales receivables of $63,554 (December 31, 2013 - $41,661) are carried at fair value as the receivables contain embedded derivatives due to the provisional pricing of the copper concentrate sales contracts. The receivables are measured using quoted forward market prices that correspond to the settlement date of the provisional pricing period for the estimated metals contained within the copper concentrate. There were no changes to the method of fair value measurement during the period.

NEVSUN RESOURCES LTD.
Notes to Condensed Consolidated Interim Financial Statements
Unaudited
(Expressed in thousands of United States dollars, unless otherwise stated)
Three and nine months ended September 30, 2014

7.	Contingencies and subsequent events

Putative class action complaints

During May 2014 and July 2014 the Company settled with United States and Canadian plaintiffs, respectively, two related securities class actions initiated during 2012. Settlement agreements will release the Company and all its related parties from any claims described in these class actions. The US settlement received preliminary approval on October 6, 2014, with a final court approval scheduled for January 22, 2015. The Canadian settlement received final court approval on October 6, 2014. The settlements will be funded entirely by the Company’s insurance carriers.

8.	Segment information

The Company conducts its business as a single operating segment being the mining business in Eritrea. All mineral properties and equipment are situated in Eritrea. Cash and cash equivalents located outside of Eritrea at September 30, 2014, equal $379,704 (December 31, 2013 - $298,776).

9.	Interest in subsidiary

The following table presents the financial position of the Company’s 60% owned subsidiary, Bisha Mining Share Company (BMSC), as at September 30, 2014, and December 31, 2013. The information is presented on a 100% basis.

	September 30, 2014	December 31, 2013
Current assets	$159,893	$152,522
Non-current assets	372,528	332,870
Current liabilities	(46,747)	(32,232)
Non-current liabilities	(80,475)	(53,463)
Net assets	$405,199	$399,697
Net assets attributable to non-controlling interest	$162,080	$159,879

The following table presents the financial results of BMSC for the three and nine months ended September 30, 2014 and 2013, respectively:

	Three months ended September 30,		Nine months ended September 30,
	2014	2013	2014	2013
Revenues	$147,943	$25,783	$416,317	$151,698
Net income and comprehensive income	47,627	7,839	137,377	42,613
Net income and comprehensive income attributable to non-controlling interest	$19,051	$3,136	$54,951	$17,045

The following table presents the summary cash flow information of BMSC for the three and nine months ended September 30, 2014 and 2013, respectively:

	Three months ended September 30,		Nine months ended September 30,
	2014	2013	2014	2013
Net cash provided by operating activities	$58,282	$44,008	$161,427	$50,037
Net cash used in investing activities	(13,221)	(56,295)	(22,858)	(101,544)
Net cash provided by (used in) financing activities	(61,518)	(12,117)	(150,453)	7,883
Decrease in cash and cash equivalents	$(16,457)	$(24,404)	$(11,884)	$(43,624)